UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated July 25, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, July 25, 2022 Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Attorney-in-fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that Mr. Fernando José Balmaceda will continue as Responsible for Market Relations until July 31st. The appointment of a new Responsible for Market Relations will be submitted for consideration by the Company's Board of Directors at the first meeting held after that date. In addition, we hereby inform that until the Board of Directors proceeds to appoint the Responsible for Market Relations, Mr. Luis Fernando Rial Ubago, as Alternate Responsible for Market Relations, will replace Mr. Balmaceda.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandra Lea Martinez
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 25, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations